June 5, 2012

Heather Clark, Staff Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Independent Film Development Corporation

       Item 4.02 8-K

       Filed May 24, 2012

       File No. 000-53103

Dear Ms. Clark:

The company is in receipt of your comment letter of June 4, 2012.  The following are the Company’s responses to your comments, numbered as to correspond with the number of your comments:

1.

 We have amended our 8-K/A to clarify the disclosures.

2.

We are filing under Item 4.02(b) and are submitting the required updated accountant’s letter.

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Jeff Richie

Jeff Ritchie

CEO